Alcoa 390 Park Avenue New York, NY 10022-4608

January 27, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Pamela Long
Ms. Sherry Haywood

Re:	Alcoa Inc.

Request for Acceleration of Effectiveness of

Registration Statement on Form S-3 (Registration No. 333-201055), as amended

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Alcoa Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-201055) (as amended to date, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 8:00 a.m., Eastern Time, on January 29, 2015, or as soon as practicable thereafter.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (412) 553-4569 or Margaret Lam at (212) 836-2874 with any questions regarding this matter.

Very truly yours,

ALCOA INC.

/s/ MAX LAUN
Max Laun
Vice President and General Counsel